Law Offices

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

(215) 564-8000

Direct Dial (215) 564-8198

February 6, 2020

VIA EDGAR SUBMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: AlphaCentric Prime Meridian Income Fund (“Registrant”)

File Nos. 333-216033 and 811-23230

Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of the Registrant, submitted herewith via the EDGAR system is Post-Effective Amendment No. 1 filed under the Securities Act of 1933, and Amendment No. 6 filed under the Investment Company Act of 1940 (“1940 Act”), to the Registrant’s Registration Statement on Form N-2 (the “Amendment”).

The Amendment is being filed for the purpose of incorporating new disclosure related to investments in Marketplace Receivables, as such term is defined in the Amendment. The Amendment also reflects a minor change to existing disclosure to reflect that the Registrant may (but is not required to) purchase more than 25% of its marketplace loan investments through Prosper Funding LLC and LendingClub Corporation. The Registrant notes that in previous correspondence, the Securities and Exchange Commission staff (the “Staff”) had requested that certain disclosure be included if the Registrant anticipates investing 25% or more of its assets in loans originated by a single platform. The Registrant confirms that such disclosures have remained unchanged other than the specific edit noted above. The Registrant’s investment advisor and sub-advisor would like to implement this new aspect of the Registrant’s investment strategy during the first calendar quarter of 2020. Accordingly, we anticipate that we will be contacting the staff regarding a request for acceleration prior to quarter end.

Please direct questions and comments relating to this filing to me at the above telephone number, or in my absence, to Nicole Simon at (212) 812-4137.

Sincerely,

/s/ Michael P. O’Hare

Michael P. O’Hare

Cc: Jennifer Bailey

George Attisano